UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              DATA DIMENSIONS, INC.
                     --------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    237654207
                              -------------------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                    ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 1997
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                                Page 1 of 7 Pages

                                                               Page 2 of 7 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  White Rock Capital, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  293,900
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            293,900

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            293,900

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    2.46%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 7 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  293,900
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            293,900

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            293,900

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                            2.46%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages


                                  SCHEDULE 13D

CUSIP No. 237654207

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  293,900
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            293,900

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            293,900

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    2.46%

14       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 7 Pages


               This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Data Dimensions, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D dated August 8, 1997 (the "Initial Statement"), filed by the Reporting Persons (as defined in the Initial Statement). This Amendment No. 1 is being filed by the Reporting Persons to report that the Reporting Persons have disposed of Shares (and securities derivative thereof) held for their respective accounts, and, as such, the Reporting Persons no longer may be deemed the beneficial owners of five percent or more of the outstanding Shares of the Issuer. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 3.        Source and Amount of Funds or Other Consideration.

               White Rock expended approximately $1,630,113 of the working capital of the White Rock Clients to purchase the Shares reported herein as being acquired since August 8, 1997, the date of a prior filing on Schedule 13D by the Reporting Persons. Thomas U. Barton expended approximately $9,640 of his personal funds to purchase the options reported herein as having been acquired since August 8, 1997. Joseph U. Barton expended approximately $118,726 of his personal funds to purchase the Shares and options reported herein as being acquired since August 8, 1997.


Item 5.        Interest in Securities of the Issuer.

               (a) Each of the Reporting Persons may be deemed the beneficial owner of the 293,900 Shares held for the accounts of the White Rock Clients (approximately 2.46% of the total number of Shares outstanding).

               (b) The Reporting Persons are currently vested with shared power to direct the voting and disposition of the 293,900 Shares held for the accounts of the White Rock Clients.

               (c) Except as disclosed on Annex A attached hereto, there have been no transactions effected with respect to the Shares since August 8, 1997, the date of a prior filing on Schedule 13D by the Reporting Persons. All of the transactions listed on Annex A, unless otherwise noted, were executed in routine brokerage transactions in the over-the-counter market.

               (d) The partners of each White Rock Client have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by the respective White Rock Client in accordance with their partnership interests in the respective White Rock Client.

               (e) Each of the Reporting Persons ceased to be a beneficial owner of five percent or more of the outstanding Shares on August 25, 1997.

                                                               Page 6 of 7 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  September 3, 1997                WHITE ROCK CAPITAL, L.P.


                                        By:  /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             General Partner


                                             /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton


                                             /S/ JOSEPH U. BARTON
                                             ----------------------------------
                                             Joseph U. Barton

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                                                                                        Page 7 of 7 Pages

                                                 ANNEX A

                                RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                          DATA DIMENSIONS, INC.

                                                                          Number of
                                                                           Shares/
                                 Date of             Nature of             Option         Price Per
For the Account of             Transaction          Transaction           Contracts       Share/Option
------------------             -----------          -----------           ---------       ------------
The White Rock                   8/13/97                Sell                5,000         26.687
Clients                          8/20/97                Buy                10,000         32.943
                                 8/25/97                Sell               25,000         29.599
                                 8/25/97                Sell              151,500         29.599
                                 8/26/97                Sell              100,000         29.259
                                 8/27/97                Buy                30,000         32.517
                                 8/27/97                Buy                10,000         32.517
                                  9/2/97                Sell              100,000         34.874

Joe Barton                       8/08/97                Sell                3,000         26.814
                                 8/08/97                Sell                1,500         26.854
                                 8/08/97                Sell                   50        225.152/1/
                                 8/11/97                Sell                   30        128.746/1/
                                 8/11/97                Sell                   40        166.744/1/
                                 8/12/97                Buy                    20         26.00 (Call Options)
                                 8/12/97                Buy                    70         32.25 (Call Options)
                                 8/12/97                Buy                    20        241.5 (Call Options)
                                 8/13/97                Sell                   30        191.743/1/
                                 8/13/97                Sell                   40        191.744/1/
                                 8/14/97                Buy                 2,000         27.002
                                 8/15/97                Buy                   100         28.498
                                 8/15/97                Buy                 1,900         28.56
                                 8/21/97                Sell                2,000         31.442
                                 8/22/97                Sell                2,000         30.689

Tom Barton                       08/05/97               Buy                    40        145.75 (Call Options)
                                 08/05/97               Buy                    30        127.00 (Call Options)
                                 08/08/97               Sell                   50        583.15/2/
                                 08/08/97               Sell                   70        672.07/2/
                                 08/13/97               Sell                  100        197.993/1/




--------

1 Net proceeds per option.

2 Net proceeds per DLJ Option. The DLJ Options were sold in private transactions with Donaldson, Lufkin & Jenrette Securities Corporation.
